Exhibit 1

Elbit Systems Awarded Two Contracts in an Aggregate
Amount of $200 Million to Supply Artillery C4I Solution
and Hostile Fire Counter Attack Solution to a European Country

Haifa, Israel, September 5, 2023 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today it was awarded two contracts by a European country, worth an aggregate amount of approximately $200 million, to supply a C4I (Command, Control, Communication, Computers, Intelligence) solution to artillery battalions and a Hostile Fire Counter Attack (HFCA) solution. The contracts will be executed until 2026, with options for further extensions.

The C4I solution will provide advanced C4I capabilities to four battalions of 155mm howitzers guns, including Elbit Systems' SDR radios – the E-Lynx and TORCH-X Fire applications. The artillery C4I solution will allow the customer to effectively command its artillery battalions and increase operational effectiveness of its weapon systems, while the HFCA solution will allow the customer to detect enemy fire source and close the operational cycle by destroying the enemy fire source using Elbit Systems' artillery C4I solution.

These solutions will be integrated into the customer's wider artillery C4I system, also provided by Elbit Systems. Elbit Systems will leverage the Company's extensive worldwide experience of delivering C4I and communications solutions to artillery units and armed forces, while integrating various sensors that will increase operational effectiveness.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: “We are honored by the trust placed in us and our products once again and will continue with our commitment to grow and expand our local know-how and capabilities in support of our customers. Elbit systems' solutions increase operational effectiveness and allow our customers to better utilize their fire power, while increasing their accuracy and lethality. These contracts validate the technological and operational advantages offered by our solutions".

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, ExecutiveVP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.